UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 23, 2007

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2-23-2007

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: International Paper Company

Dear Mr. Mueller:

This is in regard to your letter dated February 20, 2007 concerning the shareholder proposal submitted by California Public Employees' Retirement System for inclusion in International Paper's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that International Paper therefore withdraws its January 16, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Ted Yu
Special Counsel

cc: Peter H. Mixon
General Counsel
California Public Employees' Retirement System
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

February 20, 2007

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 42186-00129

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Withdrawal of No-Action Letter Request Regarding the Shareholder Proposal of California Public Employees' Retirement System Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

In a letter dated January 16, 2007, we requested that the staff of the Division of Corporation Finance (the "Staff") concur that our client, International Paper Company ("International Paper"), could properly exclude from its proxy materials for its 2007 Annual Shareholders Meeting a shareholder proposal and statements in support thereof (the "Proposal") received from the California Public Employees' Retirement System (the "Proponent").

Enclosed is a letter from Marte E. Castanos, the Proponent's representative, to International Paper dated February 14, 2007, stating that the Proponent voluntarily withdraws the Proposal. *See* Exhibit A. In reliance on this letter, we hereby withdraw the January 16, 2007, no-action request relating to International Paper's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8671 with any questions in this regard.

Sincerely,

Ronald O. Mueller

ROM/jlk
Enclosure

cc: Joseph R. Saab, International Paper Company
Marte E. Castanos, California Public Employees' Retirement System

100169686_2.DOC

EXHIBIT A

CalPERS
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675 FAX (916) 795-3659

Feburary 14, 2007 **OVERNIGHT MAIL**

International Paper Company
6400 Poplar Avenue
Memphis, TN 38197
Attn: Maura A. Smith, Corporate Secretary

Re: Notice of Shareowner Proposal

Ms. Smith:

We are writing to withdraw the shareowner proposal submitted to the Company submitted to the Company in November 2006.

If you have any questions concerning this letter, please contact me.

Very truly yours,

MARTE E. CASTAÑOS
Senior Staff Counsel

Enclosures

cc: Dennis Johnson, Senior Portfolio Manager – CalPERS
John V. Faraci, Chairman & CEO – International Paper Company
Office of Chief Counsel, Division of Corporation Finance – Securities and Exchange Commission

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 16, 2007

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 42186-00129

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of California Public Employees' Retirement System Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that our client, International Paper Company ("International Paper"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareholders Meeting (collectively, the "2007 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from the California Public Employees' Retirement System (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before International Paper files its definitive 2007 Proxy Materials with the Commission;[1] and

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1 International Paper has informed us that it intends to file its definitive proxy statement during the week of April 2, 2007. Accordingly, to the extent necessary, it may file its proxy statement on the last day of that week in order to provide for 80 days from the date this request is submitted to the staff of the Division of Corporation Finance (the "Staff"). Although we believe this letter thereby satisfies the 80 day requirement, we note that this

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of International Paper pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal prescribes a qualification for nomination to serve on the Board of Directors; specifically, the Proposal would amend International Paper's By-Laws to provide:

> Any director nominated for election by the Company after adoption of this bylaw must meet the following director qualification: A nominee for election cannot be a former or current member of the Company's Board of Directors ("Board") who, after the Company's 2006 annual meeting, in any final Board action, opposed: (a) the submission to a shareowner vote at the Company's 2007 annual meeting of a binding proposal to declassify the Board, or (b) the support of the Board of the same proposal in any proxy solicitation made with respect to such proposal. This bylaw shall not disqualify for nomination any former or current director who opposed (a) or (b) above before notice of the shareowner proposal leading to adoption of this bylaw, but who reverses such opposition before the Board's approval of the Company's final proxy materials for the 2007 annual meeting.

A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent,[2] is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

On behalf of our client, we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials pursuant to:

- Rule 14a-8(i)(2), because implementation of the Proposal would cause International Paper to violate state law;

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letter is being submitted a week (four business days) after a telephone conversation with the Proponent in which International Paper agreed to accept a revised version of the Proposal.

2 As revised pursuant to a facsimile received from the Proponent dated January 5, 2007. *See* Exhibit A.

- Rule 14a-8(i)(1), because the Proposal is not a proper subject for action by shareholders under New York law;
- Rule 14a-8(i)(3), because the Proposal is vague and indefinite; and
- Rule 14a-8(i)(8), because the Proposal relates to the election of directors.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause International Paper to Violate State Law.

Rule 14a-8(i)(2) permits the omission of a shareholder proposal that would, if implemented, cause a company to violate applicable law. *See, e.g., Hewlett-Packard Co.* (avail. Jan. 6, 2005) (concurring in the exclusion of a shareholder proposal asking for *per capita* voting, which would violate Delaware law); *Weirton Steel Corp.* (avail. Mar. 14, 1995) (concurring in the exclusion of a shareholder proposal requiring the company to amend its by-laws to reflect changes in the qualifications of individuals who serve as independent directors on the company's board because the proposal, if adopted, would require the company to adopt a by-law that is inconsistent with its certificate of incorporation, in violation of Delaware law). International Paper is incorporated under the laws of the State of New York. The Proposal is excludable pursuant to Rule 14a-8(i)(2) because, if adopted, it would impose an unlawful limitation on the Board's ability to manage the business and affairs of International Paper and would impose an unreasonable qualification on the eligibility of directors for nomination to the Board, both in violation of New York law.

This letter serves as confirmation for purposes of Rule 14a-8(i)(2) that, as a member in good standing admitted to practice before courts in the State of New York, I am of the opinion that the Proposal (if adopted) would cause International Paper's By-Laws to violate New York law because it would unlawfully limit the Board's ability to manage the business and affairs of International Paper and would impose an unreasonable qualification on the eligibility of directors for nomination to the Board.

A. The Proposal Would Impose An Unlawful Limitation on the Exercise of a Director's Independent Business Judgment.

The Proposal would cause International Paper to violate state law because it conflicts with the fundamental state law principle that the board of directors, rather than shareholders, manages the business and affairs of a corporation. Section 701 of the New York Business Corporation Law (NYBCL) provides, "the business of a corporation shall be managed under the direction of its board of directors," subject to two narrow exceptions, which are discussed below. This board authority has long been recognized by courts interpreting New York law. *See, e.g.*,

Matter of Vogel [*Lewis*], 268 N.Y.S.2d 237, 240 (N.Y. App. Div. 1966), *aff'd* 224 N.E.2d 738 (N.Y. 1967) ("Section 701 of the General Business Law . . . provides that the business of a corporation shall be managed by its board of directors . . . . Management means control, superintendence or guidance.") (italics omitted).

In exercising this responsibility to manage the corporation, directors are to act in accordance with the fiduciary duties of care, loyalty, and candor. *See Alpert v. 28 Williams Street Corp.*, 63 N.Y.2d 557, 568–69 (N.Y. 1984). While directors are charged with the obligation to exercise their fiduciary duties in managing the corporation, they are at the same time entitled to carry out those duties without interference from those not similarly charged, such as shareholders. *See Cont'l Sec. Co. v. Belmont*, 206 N.Y. 7, 16 (N.Y. 1912) ("The directors are not ordinary agents in the immediate control of the stockholders . . . . They are trustees clothed with the power of controlling the property and managing the affairs of a corporation without let or hindrance."). Indeed, the well-established business judgment rule is predicated on the principle that the directors are entitled to act without interference in order to discharge their managerial duties in good faith and due care for the benefit of the corporation. *See Hanson Trust PLC v. ML SCM Acquisition, Inc.*, 781 F.2d 264, 273 (2d Cir. 1986) ("New York courts adhere to the business judgment rule, which 'bars judicial inquiry into actions of corporate directors taken in good faith and in the exercise of honest judgment in the lawful and legitimate furtherance of corporate purposes.'" quoting *Auerbach v. Bennett*, 393 N.E.2d 994, 1000 (N.Y. 1979) (citing *Pollitz v. Wabash R.R. Co.*, 100 N.E. 721, 723-24 (N.Y. 1912)). Directors are not required to act in accordance with shareholders' wishes. Instead, "[q]uestions of policy of management, expediency of contracts or action . . . are left solely to their honest and unselfish decision, for their powers therein are without limitation and free from restraint, and the exercise of them for the common and general interests of the corporation may not be questioned, although the results show that what they did was unwise or inexpedient." *Pollitz* at 724. As the Court of Appeals of New York reasoned in *Auerbach* when refusing a shareholders' claim regarding a board committee's decision not to pursue shareholder derivative litigation:

> As with other questions of corporate policy and management, the decision . . . lies within the judgment and control of the corporation's board of directors. Necessarily such decision must be predicated on the weighing and balancing of a variety of disparate considerations to reach a considered conclusion as to what course of action or inaction is best calculated to protect and advance the interests of the corporation. This is the essence of the responsibility and role of the board of directors, and courts may not intrude to interfere.

393 N.E.2d at 1000-01.

The Proposal, if adopted, would disqualify incumbent directors from re-election to the Board in the future if the director opposed Board action to propose amending International Paper's Restated Certificate of Incorporation to declassify the Board or failed to support a proxy solicitation in favor of any such proposal approved by the Board, without regard to whether the director acted in good faith and in the exercise of his or her fiduciary duties to International Paper's shareholders. Moreover, the Proposal would create an inherent conflict for a director who, in the exercise of his or her business judgment, believes it is in the best interests of the shareholders to retain the classified board provision in International Paper's Certificate of Incorporation in order to allow for continuity of the accumulated knowledge and expertise of the Board, because it would result in disqualification of the director for re-election and thus cause the loss of continuity that the director supports. Given this conflict, implementation of the Proposal would interfere with the role of the directors to reach a conclusion as to what course of action or inaction is best for the company, just as in *Auerbach*. The proposed By-law, which would force the directors to choose between two principles when otherwise the directors would support both, thus "deprives [directors] of their power to act for and in the best interest of the corporation" and is therefore invalid. *Ripley v. Storer*, 139 N.Y.S.2d 786 (N.Y. Sup. Ct. 1955).

The Proposal also impermissibly limits the statutory authority of the Board to manage the corporation because the restriction is not contained in International Paper's Certificate of Incorporation. Section 701 of the NYBCL permits restrictions on the directors' power to manage the corporation only if such restrictions are contained in the certificate or are of the type contemplated by Sections 620(b) or 715(b) of the NYBCL. Section 715(b) provides that a certificate may provide that officers will be elected by the shareholders rather than the directors. Section 620(b) provides that a certificate may contain otherwise impermissible provisions restricting the board's management in certain limited circumstances, such as when there is a shareholders' agreement or when all of the incorporators have authorized such provision in the certificate. However, Section 620(c) limits the availability of Section 620(b) by providing that Section 620(b) is only applicable so long as no shares of the corporation are listed on a national securities exchange.[3] As stated in *Joseph Polchinski Co. v. Cemetery Floral Co.*, "[b]y statute, any restriction on the powers of the board of directors must be placed in the certificate . . . so that a by-law would be ineffective to shift this managerial prerogative into the hands of the shareholders." 433 N.Y.S.2d 825, 827 (N.Y. App. Div. 1980) (internal citations omitted). As noted above, because the proposed By-Law forces the directors to decide between two principles, it unlawfully intrudes upon the directors' authority to manage International Paper. Moreover, Section 601(b) of the NYBCL provides that a corporation's "by-laws may contain any provision relating to the business of the corporation . . . *not inconsistent with this chapter or any other statute of this state or the certificate of incorporation*" (emphasis added). The Proposal is "inconsistent" with NYBCL Section 701 under which the Board manages the corporation, and, thus, if adopted would amend International Paper's By-Laws in a manner that also violates NYBCL Section 601. As a result, implementation of the proposed By-law would be inconsistent with the NYBCL and thus impermissible under Section 601(b).

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3 In this regard, International Paper's common stock is listed on the New York Stock Exchange.

For these reasons, the Proposal would limit the exercise of independent business judgment of International Paper's directors in contravention of New York law. Thus, the Proposal is excludable pursuant to Rule 14a-8(i)(2).

B. The Proposal Would Impose An Unreasonable Qualification on the Eligibility of Directors for Nomination to the Board.

Section 701 of the NYBCL provides that a company's certificate of incorporation or by-laws may prescribe qualifications for directors in addition to the statutory requirement that directors be at least 18 years of age. However, the power to set those qualifications is not unlimited. Qualifications for director nominees are valid only if the qualifications are reasonable. For example, in *In re Haecker*, 212 A.D. 167, 168 (N.Y. App. Div. 1925), a case regarding a stock ownership requirement for directors, the court stated, "It is within the power of the incorporators or the stockholders to make any *reasonable* provision governing the eligibility of directors" (emphasis added). *See also* McKinney's Forms, Business Corporation Law § 5:4 (stating that, in New York, by-laws "may prescribe additional requirements as to citizenship, residence, shareholdings, or any other desired (and presumably *reasonable*) qualifications for a director") (emphasis added); 2-6 White, New York Business Entities § B601.02 ("The power to adopt bylaws is subject to the limitation that the bylaws be *reasonable*. Reasonable bylaws are valid. Unreasonable bylaws are invalid and will be set aside" (emphasis added)); and 18 Am. Jur. 2d Corporations § 1177 (stating that a "corporation's . . . by-laws may lawfully provide for *reasonable* qualifications") (emphasis added).

Reasonable qualifications include those relating to fitness and competency, and qualities that are broad in nature. Thus, the revision note to Section 701 of the NYBCL gives, as examples of permissible criteria, "United States citizenship, state residence, and shareholder status qualifications." For example, in *People ex rel. Wildi v. Ittner*, 165 Ill. App. 360 (Ill. App. Ct. 1911), the company's by-laws required directors to own stock and prevented directors from being directly or indirectly interested as a shareholder in any other firm engaged in a similar line of work. The court noted that the only question was whether the by-laws were such as could be legally passed by the board and ratified by the shareholders. The court stated that neither qualification at issue violated the public law or public policy of Illinois, and then found both qualifications to be "reasonable [and] beneficial to the corporation and to those who deal with it." *Id.* at 367. The first qualification was reasonable because many states require directors to own stock, and the second was reasonable because the company could not expect that a person could "serve two hostile and adverse masters without detriment to one of them." *Id.* at 368. Courts have upheld as reasonable similar qualifications regarding other broadly-applicable qualities. *See, e.g., Stroud v. Grace*, 606 A.2d 75 (Del. 1992) (relevant work experience in a given area); *McKee & Co. v. First Nat'l Bank*, 265 F. Supp. 1 (S.D. Cal. 1967) (residency requirements); *In re Tri-County Mem'l Hosp.*, 4 A.D.2d 304 (N.Y. App. Div. 1957) (membership in a non-profit organization); *Hempstead v. Atchison, Topeka & Santa Fe Hosp. Ass'n*, 210 P. 492 (Kan. 1922) (good moral character).

Courts have invalidated director qualifications where they were found to be unreasonable. For example, in *Costello v. Thomas Cusack Co.*, 96 N.J. Eq. 83 (N.J. Ch. 1922), certain amendments to a company's certificate of incorporation provided that: (1) no person, or family member, was eligible as a director if interested in some manner in a competitor, and (2) "[n]o attorney, agent, employe[e], partner, trustee, or member of the immediate family" of an ineligible person was eligible to be a director. The court produced several examples of people who would be excluded from serving as directors for tenuous reasons and invalidated portions of the amendments because they did not necessarily protect the company and were unreasonable. The Proposal, which operates less as a qualification for directors than a standard for judging past director action, is unreasonable in two respects, as described below.

1. <u>The Proposal operates to restrict International Paper's directors from exercising their fiduciary duty to maintain a provision (a classified board) that is expressly authorized under New York law.</u>

The Proposal is unreasonable because it would disqualify directors for satisfying their fiduciary obligations to manage International Paper. The qualification standard set forth in the Proposal relates to Board action on whether to amend International Paper's Certificate of Incorporation, which currently provides for a classified board structure. Under New York law, only the Board of Directors can propose a binding resolution to amend that provision and submit a binding proposal to shareholders. *See* NYBCL § 803. As the supporting statement notes, the purpose of the Proposal is to define director fitness solely in terms of whether a director acted to implement a vote of shareholders on a precatory declassification shareholder proposal. Thus, the Proposal would place directors in an untenable position of possibly violating their fiduciary duties. Specifically, if a director believes it is in the best interests of the shareholders for International Paper to have a classified Board in order to support director continuity, the director would not be able to fulfill his fiduciary duties if the Proposal were implemented: by opposing declassification, directors would be disqualified from continuing to serve as a director, which would be inconsistent with seeking to maintain director continuity. Likewise, if a director decides to support declassification, a director might determine that he or she was acting in a manner that does not promote director continuity. The fact that the Proposal forces directors to choose between two principles, both of which the directors believe are in the best interests of shareholders, violates New York law. Specifically, in New York, "no . . . by-law which deprives [directors] of their power to act for and in the best interest of the corporation is valid." *Ripley v. Storer*, 139 N.Y.S.2d 786 (N.Y. Sup. Ct. 1955).

The Proposal also is an attempt to displace the Board's decision-making process in which the directors are to bring their business judgment to bear on corporate management. A qualification cannot be reasonable if its intent is to replace this deliberative board process with shareholder decision-making. As mentioned above, the board directs the management of the business of a corporation. The shareholders can do no more than choose the decision-makers, and a group of shareholders is not entitled to have its view of director competence imposed through a purported, tailor-made "qualification." If the Proponent believes that International Paper's directors are not adequately representing its interest with respect to the declassification proposal, or any other matter, it may express that opinion through the exercise of its franchise rights and seek to elect other directors to the Board.

2. The Proposal operates only against incumbent directors.

As previously discussed, director qualifications deal with fitness or competency to hold office. They refer to qualities that could generally apply to any person. But not only does the Proposal fail to deal with matters of general fitness, it is specifically geared to a particular decision made only by certain individuals – the current and former directors of International Paper. As one commenter has noted, "defining qualifications in such detail as to effectively identify the specific individual or individuals eligible for election would not be a permissible use of the power to adopt by-law qualifications." Lawrence A. Hamermesh, *Corporate Democracy and Stockholder-Adopted By-Laws: Taking Back the Street?*, 73 Tul. L. Rev. 409, 437 n. 124 (1998) (citing *Myers v. United States*, 272 U.S. 52, 128 (1926)). The current Proposal does exactly that. If the proposed By-Law were adopted, it would apply only after the 2007 Annual Shareholders Meeting with respect to directors who acted in a particular manner regarding whether an amendment to International Paper's Certificate of Incorporation was proposed or supported at the 2007 Annual Shareholders Meeting. Thus, by the time of the 2007 Annual Shareholders Meeting, those persons to whom the proposed By-Law would apply would be known and immutably established. By-laws cannot be unequal or discriminate against particular persons, but must operate in an equal fashion as to all who come within their reach. *See People ex rel. Muir v. Throop*, 12 Wend. 183 (N.Y. Sup. Ct. 1834) (holding invalid a by-law which excluded a supposedly hostile director from inspecting the corporate books). "A by-law, to be entitled to the name, must be some regulation which operates upon all alike." *Id.* at 186. The court then held the by-law at issue invalid because it was "aimed at a single individual" and was not a "general regulation affecting the Directors at large. . . ." *Id.* While the current Proposal is aimed at more than one person, the principle is the same, and the proposal By-law is invalid under New York law.

The proposed By-Law is similar to one of the by-law amendments at issue in *Ripley*. That by-law provided that certain board resolutions already approved would be invalid and unenforceable unless ratified by the shareholders. The court found that "an assertion of that kind seems . . . not to be a by-law at all" and held it invalid. *Ripley*, 139 N.Y.S.2d at 795. The court then purported to set forth a test to evaluate the legality of future by-laws, stating that it was "essential that they be legislative rather than judicial in character, that is, they shall make rules for future action rather than pronounce judgment upon things that now exist." *Id.* (emphasis added). "[J]udgments are the result of an application of existing law to existing or past facts and in the very nature of things they cannot merge or bar or operate as an estoppel against the assertion of a claim based on subsequently occurring facts or subsequently enacted law." *Id.* at 797 (citations omitted). The proposed By-Law is likewise retroactive, because by the time it may be adopted, it would concern only past actions by the directors, and therefore the proposed By-Law also is invalid under *Ripley* because it "pronounce[s] judgment upon things that now exist." *Id.* at 795.

Thus, we ask the Staff to concur that the Proposal is excludable from International Paper's 2007 Proxy Materials under Rule 14a-8(i)(2).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(1) Because the Proposal is Not a Proper Subject for Shareholder Action.

Rule 14a-8(i)(1) permits the exclusion of a shareholder proposal if it is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. The Proposal may be omitted under Rule 14a-8(i)(1) because, as discussed above, it improperly interferes with directors' independent business judgment and would impose an unreasonable director qualification, both in contravention of New York state law. In this regard, the Proposal is an improper matter for shareholder action much like the shareholder proposals at issue in *Farmer Bros. Co. (Franklin)* (avail. Nov. 28, 2003) (shareholder proposal would have conflicted with the company's Articles of Incorporation) and *Clayton Homes, Inc.* (avail. June 6, 2003) (consideration, at a special meeting, of a proposal unrelated to the subject of the special meeting, violates Delaware law). Thus, we believe that the Proposal may be properly omitted from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(1).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite.

Rule 14a-8(i)(3) provides that a company may exclude from its proxy materials a shareholder proposal if the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including [Rule 14a-9], which prohibits materially false or misleading statements in proxy soliciting materials." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). The Staff has consistently taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. Moreover, a shareholder proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Proposal is vague and indefinite because critical terms necessary to understand the scope and operation of the Proposal (especially since adoption of the Proposal would automatically amend International Paper's By-Laws) are not clear or defined. The By-Law language set forth in the Proposal would disqualify any director who "in any final Board action, opposed: (a) the submission to a shareowner vote at the Company's 2007 annual meeting of a binding proposal to declassify the Board, or (b) the support of the Board of the same proposal in any proxy solicitation made with respect to such proposal." As noted above, only the International Paper Board may propose a "binding proposal to declassify the Board." International Paper has informed us that, since its 2006 Annual Shareholders Meeting, its Board has discussed whether to propose to amend the Certificate of Incorporation to eliminate the classified board structure at a number of meetings and continues to discuss the issue. In this context, it is unclear whether and how the proposed By-Law would apply. For example, would the proposed By-Law require a final, formal Board vote prior to the 2007 Annual Shareholders Meeting, and would the absence of any such formal vote not to act be determinative of whether the Board has taken a "final Board action" (that is, does inaction that has the same effect as a formal Board vote against such a proposal constitute "final Board action")? If a director states that he or she believes the Board should not vote on whether to propose amending the Certificate of Incorporation, does that constitute the type of director opposition that is covered by the proposed By-Law, or does it not trigger the proposed By-Law because it results in their not being a "binding proposal" considered by the Board. Additionally, it would be impossible for International Paper and its shareholders to determine how the Proposal's "cure" mechanism applies. The Proposal states that a director shall not be disqualified if he or she "reverses such opposition before the Board's approval of the Company's final proxy materials for the 2007 annual meeting." Need the director "reverse[] such opposition" by means of "formal Board action" or can it be done otherwise? How would the director reverse his or her opposition if the proposed By-Law and cure provision did not become effective until the 2007 Annual Shareholders Meeting, when it would be too late for the reversal to have any effect?

Thus, key terms in the Proposal are subject to various interpretations such that International Paper and its shareholders would not be able to determine how to interpret International Paper's By-Laws if the Proposal was adopted. *See, e.g., Bank Mutual Corp.* (avail. Jan. 11, 2005) (shareholder proposal subject to multiple interpretations excludable as vague and indefinite); *Peoples Energy Corp.* (avail. Nov. 23, 2004) (shareholder proposal in which key terms that relate to the scope and meaning of the proposal were undefined excludable under Rule 14a-8(i)(3)); *Pfizer Inc.* (avail. Feb. 18, 2003) (request that stock option grants be made at "no less than the highest stock price" vague and indefinite).

As a result of these vague and indefinite provisions, the Proposal is excludable under Rule 14a-8(i)(3) as misleading "because any action(s) ultimately taken by the Company upon implementation of this proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." *Occidental Petroleum Corp.* (avail. Feb. 11, 1991).

IV. The Proposal May Be Excluded Under Rule 14a-8(i)(8) Because the Proposal Relates to the Election of Directors.

The Proposal may also be omitted under Rule 14a-8(i)(8), which permits the exclusion of a shareholder proposal if it "relates to an election for membership on the company's board of directors or analogous governing body." The principal purpose of Rule 14a-8(i)(8) "is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections," since other proxy rules are applicable to director election contests. Release No. 34-12598 (July 7, 1976). As discussed below, the Proposal is excludable pursuant to Rule 14a-8(i)(8) because it questions the capability and business judgment of directors expected to be nominated for election and it is a mechanism for opposing the election of specific nominees for election to International Paper's Board.

The Staff consistently has concurred with the exclusion of shareholder proposals that question the capability and business judgment of directors eligible for reelection at an upcoming annual meeting. *See, e.g., Exxon Mobil Corp.* (avail. Mar. 20, 2002) (allowing exclusion where the proposal seemed to question the business judgment, competence, and service of the CEO and other directors); *Xerox Corp.* (avail. Mar. 9, 2001) (concurring in exclusion of a proposal that included accusatory statements that current directors had committed a "serious breech [sic] of trust," were "dominated and influenced by employee directors," and must "accept responsibility for [the] unacceptable performance" of the company); *Foster Wheeler Corp.* (avail. Feb. 5, 2001) (allowing exclusion where the proposal questioned the business judgment of the current chairman through a proposal to replace him with an independent director); *AT&T Corp.* (avail. Feb. 13, 2001) (allowing exclusion where the proposal questioned the business judgment and strategy of the Chairman and the CEO); *Honeywell Intl Inc. (Gilbert)* (avail. Mar. 2, 2000) (discussed below); *PepsiCo, Inc.* (avail. Feb. 1, 1999) (allowing exclusion where the proposal questioned the ability of two members of the board who were to stand for reelection at the upcoming annual meeting); *Black and Decker Corp.* (avail. Jan. 21, 1997) (allowing exclusion where the proposal questioned the independence of board members); and *Great Atlantic & Pacific Tea Co., Inc.* (avail. Mar. 8, 1996) (permitting exclusion of a proposal questioning the business judgment and competence of the company's CEO on the basis that it related to his re-election as a director).

More specifically, in *Honeywell*, the supporting statement emphasized that the directors' "failure" to implement a shareholder proposal should make them ineligible for reelection and suggested their inaction was wrongful and grounds for removal. The supporting statement also made clear that it was motivated by the company's refusal to implement certain precatory resolutions that had received support by more than a majority vote of the company's shareholders at previous annual meetings. The Staff noted, "the proposal, together with the supporting statement, appears to question the business judgment of board members who Honeywell indicates will stand for re-election at the upcoming annual meeting of shareholders.

Accordingly, we will not recommend enforcement action to the Commission if Honeywell omits the proposal from its proxy materials in reliance on Rule 14a-8(i)(8)."

The Proposal is analogous to the shareholder proposal in *Honeywell*. The Proponent clearly questions the business judgment of International Paper's current directors, of which the three directors in Class I are expected to be nominated for election at the 2007 Annual Shareholders Meeting. For example, the Proposal states in its supporting statement that "any director that ignores such overwhelming votes of the Company's shareowners is not fit for reelection and is not qualified to serve as director. . . ." Shareholders are left with the inescapable conclusion that the Proponent intends for the other shareholders to believe that the directors acted wrongfully and in violation of their fiduciary duties by failing to implement a past precatory declassification proposal. Therefore, the Proposal impermissibly questions the judgment and suitability for office of these directors in International Paper's own proxy materials, which is precisely the outcome Rule 14a-8(i)(8) intends to avoid.

Moreover, in various contexts, the Staff has permitted companies to exclude under Rule 14a-8(i)(8) shareholder proposals that, in purpose or effect, seek through the Rule 14a-8 process to oppose the election of specific nominees for election to the company's board of directors, an effort that should properly be the subject of a Rule 14a-12 "election contest." For example, in *Archer-Daniels-Midland Co.* (avail. Aug. 6, 1999), the Staff concurred that the company could exclude a shareholder proposal that sought to disqualify for election any director who failed to offer to buy the company. The company argued, among other things, that the proposal related to an election for directors given that only a very particular and limited group of individuals could qualify. The company also noted that, although on its face the proposal spoke in terms of qualifications, the practical effect would be the same as the waging of a proxy context to place on the board only those who would approve a narrowly defined extraordinary transaction.

Similarly, the Proposal is excludable because the practical effect of the Proposal is to disqualify only a few individuals who have taken action with which the Proponent disagrees. The Proposal only applies to former or current directors who opposed either submitting to a shareholder vote at the 2007 Annual Shareholders Meeting a binding proposal to declassify the Board or Board support thereof. The Proposal does not similarly disqualify nominees who took such actions before the 2006 Annual Shareholders Meeting or who may do so after the 2007 Annual Shareholders Meeting. Such disparate treatment constitutes an opposition to the reelection of current or former directors and indicates the Proponent's intent to circumvent Rule 14a-12.

The decision in *Rauchman v. Mobil Corp.*, 739 F.2d 205 (6th Cir. 1984) further illustrates this point. In *Rauchman*, Mobil's management nominated for reelection a director who originated from Saudi Arabia. In an effort to oppose this director's candidacy, a shareholder submitted a proposal to amend the company's by-laws to preclude individuals from OPECmember countries from serving on the board. *See id.* at 206. Finding the proposal was "a form of electioneering," the court held that it properly could be excluded under the predecessor to Rule 14a-8(i)(8). *Id.* at 208. The same analysis applies with respect to the Proposal: the Proposal is an effort to amend the International Paper By-Laws in order to oppose the candidacy of current directors (as their terms expire over the next three years) who in the exercise of their business judgment have not acted to implement a past precatory declassification proposal.

In summary, the Proposal questions the business judgment and suitability for office of specific International Paper directors who will be up for reelection at upcoming annual meetings and attempts to use the Rule 14a-8 process to oppose the election of specific nominees for election to the Board. Thus, we request that the Staff confirm that it will not recommend enforcement action if International Paper omits the Proposal from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(8).

CONCLUSION

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if International Paper excludes the Proposal from its 2007 Proxy Materials. We would be happy to provide you with additional information and answer any questions that you may have regarding the subject. In addition, International Paper agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to International Paper only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Joseph R. Saab, International Paper's Compliance and Governance Counsel at (901) 419-4331.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Maura A. Smith, International Paper Company
Joseph R. Saab, International Paper Company
Peter H. Mixon, California Public Employees' Retirement System

100144670_7.DOC

EXHIBIT A

CalPERS

Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675 FAX (916) 795-3659

RECEIVED
NOV 28 2006
M.A. SMITH

November 27, 2006

OVERNIGHT MAIL

International Paper Company
6400 Poplar Avenue
Memphis, TN 38197
Attn: Maura A. Smith, Corporate Secretary

Re: Notice of Shareowner Proposal

Ms. Smith:

The purpose of this letter is to submit our shareowner proposal for inclusion in the proxy materials in connection with the company's next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation. Although we must file now, in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that our concerns with the company are addressed.

If you have any questions concerning this proposal, please contact me.

Very truly yours,

Gina M. Ratto (for)

PETER H. MIXON
General Counsel

Enclosures

cc: Dennis Johnson, Senior Portfolio Manager – CalPERS
John V. Faraci, Chairman & CEO – International Paper Company

[1] CalPERS is the owner of approximately 1,700,000 shares of the company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareholders' meeting.

SHAREOWNER PROPOSAL

RESOLVED, that the shareowners of International Paper Company, Inc. ("Company") amend the Company's bylaws, in compliance with applicable law, to add Section 10 to Article II:

> Any director nominated for election by the Company after adoption of this bylaw must meet the following director qualification: A nominee for election cannot be a former or current member of the Company's Board of Directors ("Board") who, after the Company's 2006 annual meeting, in any final Board action, opposed: (a) the submission to a shareowner vote at the Company's 2006 annual meeting of a binding proposal to declassify the Board, or (b) the support of the Board of the same proposal in any proxy solicitation made with respect to such proposal. This bylaw shall not disqualify for nomination any former or current director who opposed (a) or (b) above before notice of the shareowner proposal leading to adoption of this bylaw, but who reverses such opposition before the Board's approval of the Company's final proxy materials for the 2007 annual meeting.

SUPPORTING STATEMENT

Is accountability by the Board important to you as a shareowner of the Company? As a trust fund with more than 1.4 million participants, and as the owner of approximately 1,700,000 shares of the Company's common stock, the California Public Employees' Retirement System (CalPERS) thinks accountability is of paramount importance. This is why we are sponsoring this proposal which, if passed, would disqualify for nomination for election to the Board any member who did not support the Company's shareowners' overwhelming preference to declassify the Company's Board. Last year, 79% of the votes cast and 65% of shares outstanding voted to declassify the Board. We believe any director that ignores such overwhelming votes of the Company's shareowners is not fit for reelection and is not qualified to serve as director of the Company.

CalPERS believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. It is intuitive that, when directors are accountable for their actions, they perform better. CalPERS also believes that shareowners are willing to pay a premium for corporations with excellent corporate governance, as illustrated by a recent study by McKinsey & Co. If the Company were to take affirmative steps to implement the will of its shareowners to declassify the Company's Board, it would be a strong statement that this Company is committed to good corporate governance and its long-term financial performance.

CalPERS urges you to join us in voting to disqualify for nomination for election any member of the Board that did not support the Company's shareowners' consistent and overwhelming preference to declassify the Board. We urge your support FOR this proposal.

STATE STREET.
Serving Institutional Investors Worldwide

State Street California, Inc.
Institutional Investor Services
1001 Marina Village Parkway, 3rd Floor
Alameda, CA 94501

Telephone: (510) 521-7111
Facsimile: (510) 337-5791

November 27, 2006

To Whom It May Concern:

State Street Bank & Trust Company, as custodian for the California Public Employees' Retirement System, declares the following under penalty of perjury:

1) State Street Bank and Trust Company performs master custodial services for the California State Public Employees' Retirement System.

2) As of the date of this declaration and continuously for at least the immediately preceding eighteen months, California Public Employees' Retirement System is and has been the beneficial owner of shares of International Paper Company, having a market value in excess of $1,000,000.00.

3) Such shares beneficially owned by the California Public Employees' Retirement System are custodied by State Street Corporation through the electronic book-entry services of the Depository Trust Company (DTC). State Street is a participant (Participant Number [redacted] of DTC and shares registered under participant [redacted] the street name of Surfboard & Co. are beneficially owned by the California Public Employees' Retirement System.

Signed this 27th day of November, 2006 at Sacramento, California.

STATE STREET CORPORATION
As custodian for the California Public Employees' Retirement System.

By: ______________________

Title: Client Service Officer

CalPERS
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675 FAX (916) 795-3659

January 5, 2006

OVERNIGHT MAIL

International Paper Company
6400 Poplar Avenue
Memphis, TN 38197
Attn: Maura A. Smith, Corporate Secretary

Re: Notice of Shareowner Proposal

Ms. Smith:

This letter is in regard to the shareholder proposal ("Proposal") that the California Public Employees' Retirement System ("CalPERS") submitted to the International Paper Company ("Company") on November 27, 2006. Pleased be advised that the Proposal contained a typographical error.

The proposal stated, in part, that:

> A nominee for election cannot be a former or current member of the Company's Board of Directors ("Board") who, after the Company's 2006 annual meeting, in any final Board action, opposed: (a) the submission to a shareowner vote at the Company's 2006 annual meeting of a binding proposal to declassify the Board, or (b) the support of the Board of the same proposal in any proxy solicitation made with respect to such proposal.

The second reference to the 2006 annual meeting should have been to the 2007 annual meeting.

Attached is CalPERS' corrected shareowner proposal.

If you have any questions or additional comments, please do not hesitate to contact me or Gina Ratto, Deputy General Counsel.

Very truly yours,

Gina M. Ratto (for)

PETER H. MIXON
General Counsel

Enclosure

cc: Dennis Johnson, Senior Portfolio Manager – CalPERS
John V. Faraci, Chairman & CEO – International Paper Company

SHAREOWNER PROPOSAL

RESOLVED, that the shareowners of International Paper Company, Inc. ("Company") amend the Company's bylaws, in compliance with applicable law, to add Section 10 to Article II:

> Any director nominated for election by the Company after adoption of this bylaw must meet the following director qualification: A nominee for election cannot be a former or current member of the Company's Board of Directors ("Board") who, after the Company's 2006 annual meeting, in any final Board action, opposed: (a) the submission to a shareowner vote at the Company's 2007 annual meeting of a binding proposal to declassify the Board, or (b) the support of the Board of the same proposal in any proxy solicitation made with respect to such proposal. This bylaw shall not disqualify for nomination any former or current director who opposed (a) or (b) above before notice of the shareowner proposal leading to adoption of this bylaw, but who reverses such opposition before the Board's approval of the Company's final proxy materials for the 2007 annual meeting.

SUPPORTING STATEMENT

Is accountability by the Board important to you as a shareowner of the Company? As a trust fund with more than 1.4 million participants, and as the owner of approximately 1,700,000 shares of the Company's common stock, the California Public Employees' Retirement System (CalPERS) thinks accountability is of paramount importance. This is why we are sponsoring this proposal which, if passed, would disqualify for nomination for election to the Board any member who did not support the Company's shareowners' overwhelming preference to declassify the Company's Board. Last year, 79% of the votes cast and 65% of shares outstanding voted to declassify the Board. We believe any director that ignores such overwhelming votes of the Company's shareowners is not fit for reelection and is not qualified to serve as director of the Company.

CalPERS believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. It is intuitive that, when directors are accountable for their actions, they perform better. CalPERS also believes that shareowners are willing to pay a premium for corporations with excellent corporate governance, as illustrated by a recent study by McKinsey & Co. If the Company were to take affirmative steps to implement the will of its shareowners to declassify the Company's Board, it would be a strong statement that this Company is committed to good corporate governance and its long-term financial performance.

CalPERS urges you to join us in voting to disqualify for nomination for election any member of the Board that did not support the Company's shareowners' consistent and overwhelming preference to declassify the Board. We urge your support FOR this proposal.

END